EX. 99.4 - LETTER TO STOCKHOLDERS - RECORD HOLDERS

FORM LETTER
ADVANCED BIOTHERAPY, INC.

874,812,700 Shares of Common Stock

Offered Pursuant to Rights Distributed to
Stockholders of Advanced Biotherapy, Inc.

[                      ], 2007

Dear Stockholders:

This notice is being distributed by Advanced Biotherapy, Inc. ("ABI") to all holders of record of shares of its common stock, par value $0.001 per share (the "Common Stock"), at the close of business on [__________], 2007 (the “Record Date''), in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock. The Rights and Common Stock are described in the ABI prospectus dated [____], 2007 (the “Prospectus”).

In the Rights Offering, ABI is offering an aggregate of 874,812,700 shares of Common Stock, as described in the Prospectus.

The Rights will expire, if not exercised, at 5:00 p.m., Eastern Daylight Time, on [__________], 2007, unless extended in the sole discretion of ABI (as it may be extended, the “Expiration Date'').

As described in the accompanying Prospectus, you will receive 10 Rights for each share of Common Stock owned of record as of the close of business on the Record Date.

Each Right will allow you to subscribe for one share of Common Stock (the “Subscription Privilege”) at the cash price of $0.015 per share (the “Subscription Price”). Each Right also will carry with it an oversubscription privilege (“Oversubscription Privilege”) to subscribe for shares of Common Stock that are not purchased by other holders of Rights.

The Rights will be evidenced by non-transferable Rights certificates (the “Rights Certificates”) and will cease to have any value at the close of business on the Expiration Date.

Enclosed are copies of the following documents:

1. Prospectus;

2. Rights Certificate;

3. Instructions as to the Use of ABI Rights Certificates (including a Notice of Guaranteed Delivery for Rights Certificates Issued by Advanced Biotherapy, Inc.); and

4. A return envelope addressed to American Stock Transfer & Trust Company, the Subscription Agent.

Your prompt action is requested. To exercise Rights or Oversubscription Privileges, if applicable, you should properly complete and sign the Rights Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for each share of common Stock subscribed for pursuant to the basic Subscription Privilege and the Oversubscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, prior to 5:00 p.m., Eastern Daylight Time, on the Expiration Date. Once you have exercised your Rights, you may withdraw your exercise at any time prior to the deadline for withdrawal, but

EX. 99.4 - LETTER TO STOCKHOLDERS - RECORD HOLDERS

not thereafter, subject to applicable law. The deadline for withdrawal is 5:00 p.m., New York City time, on the business day prior to the expiration date of the rights offering. Unless the rights offering is extended, the deadline for withdrawal will be on ______________, 2007.Rights not exercised prior to the Expiration Date will expire.

Additional copies of the enclosed materials may be obtained from Georgeson Inc., the Information Agent. The Information Agent's telephone number is (866) 785-7394 (or (212) 440-9800 for banks and brokerage firms).

Very truly yours,

Advanced Biotherapy, Inc.